United States securities and exchange commission logo





                               September 14, 2021

       Shahal Khan
       Chief Executive Officer
       BurTech Acquisition Corp.
       1300 Pennsylvania Ave NW, Suite 700
       Washington, DC 20004

                                                        Re: BurTech Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed on August 19,
2021
                                                            File No. 333-258914

       Dear Mr. Khan:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed August 19, 2021

       Capitalization, page 79

   1. We note that you are offering 25,000,000 Class A common shares as part of your initial public offering of
units, but only show 23,742,449 Class A common shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
25,000,000 Class A common shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Shahal Khan
BurTech Acquisition Corp.
September 14, 2021
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters.
Please contact Melanie Singh at 202-551-4074 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameShahal Khan
                                                           Division of
Corporation Finance
Comapany NameBurTech Acquisition Corp.
                                                           Office of Real
Estate & Construction
September 14, 2021 Page 2
cc:       G. Alex Weniger-Araujo
FirstName LastName